Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

ARROWHEAD RESEARCH CORPORATION

a Delaware corporation

Arrowhead Research Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies as follows:

FIRST: That the Board of Directors of the Company has duly adopted resolutions (i) authorizing the Company to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment of Certificate of Incorporation (this “Certificate of Amendment”) to increase the number of authorized shares of Common Stock by 75 million; and (ii) declaring this Certificate of Amendment to be advisable and recommended for approval by the stockholders of the Company.

SECOND: That this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors and stockholders of the Company.

THIRD: That upon the effectiveness of this Certificate of Amendment, the first sentence of Article Fourth of the Certificate of Incorporation of the Company is hereby deleted in its entirety and replaced with the following:

“The total number of shares which the corporation shall have authority to issue is 150,000,000, of which 145,000,000 shares shall be common stock, $.001 par value (“Common Stock”), and 5,000,000 shares shall be preferred stock, $.001 par value (“Preferred Stock”).”

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Certificate of Incorporation to be executed by Christopher Anzalone, its Chief Executive Officer, this 13th day of October, 2009.

ARROWHEAD RESEARCH CORPORATION

By:	/s/ Christopher Anzalone
Name:	Christopher Anzalone
Title:	Chief Executive Officer